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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                       PEGASUS COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                    705904100
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                                 (CUSIP Number)


                                Daniel J. O'Brien
                             c/o J. H. Whitney & Co.
                                177 Broad Street
                           Stamford, Connecticut 06901
                            Telephone (203) 973-1400
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 20, 1999
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              (Date of Event which Requires Filing this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No. 705904100                 13D



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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITICS ONLY)

            Whitney Equity Partners, L.P. (IRS Identification No. 06-1445444), the sole general partner of which is J. H. Whitney Equity Partners, L.L.C. (the members of J. H. Whitney Equity Partners, L.L.C. are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone).

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)   [X]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS

            00


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Whitney Equity Partners, L.P., is a Delaware limited partnership. The sole general partner, J. H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J. H. Whitney Equity Partners, L.L.C., are United States citizens.

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0 shares
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0 shares

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 shares

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%

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  14   TYPE OF REPORTING PERSON

            PN


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                                   Page 2 of 5

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         This statement constitutes Amendment No. 1 to the Schedule 13D regarding the Reporting Person's ownership of certain securities of Pegasus Communications Corporation (the "Issuer").

         The Schedule 13D amended hereby is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended by the Reporting Person.

ITEM 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) See response to Item 5(c) below.

                  (b) See response to Item 5(c) below.

                  (c) There were no transactions in the securities of the Issuer by the Reporting Person identified in Item 2 of the Schedule effected from May 3, 1999 through September 20, 1999, with the exception of:

         On July 2, 1999, Whitney Equity Partners, L.P. made a pro rata distribution (the "July Distribution") of an aggregate of 470,142 shares of Class A Common Stock, par value $.01 per share, of the Issuer (the "Common Stock"), to J. H. Whitney Equity Partners, L.L.C., the sole general partner (the "General Partner") of Whitney Equity Partners, L.P. and to the limited partners (the "Limited Partners") of Whitney Equity Partners, L.P.

         On September 20, 1999, Whitney Equity Partners, L.P. made a pro rata distribution (the "September Distribution") of the remaining 489,331 shares of Common Stock over which Whitney Equity Partners, L.P. retained sole dispositive power, to the General Partner and the Limited Partners.

         As a result of the July Distribution and the September Distribution, Whitney Equity Partners, L.P. no longer has dispositive power over any shares of Common Stock of the Issuer.1 In addition, as a result of the July Distribution and the September Distribution, Whitney Equity Partners, L.P.'s rights and obligations under the Voting Agreement (as defined in the Schedule) were terminated. As a result of such termination, Whitney Equity Partners, L.P. may no longer be deemed to share voting power over the shares of Common Stock beneficially owned by the other parties to the Voting Agreement and may no longer be deemed to beneficially own such shares.


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         1 The figures for the amount of Common Stock owned by Whitney Equity
Partners, L.P. as of September 20, 1999 do not include shares owned by Whitney Partner Interests, L.L.C. ("WPI"). WPI is a limited partner of Whitney Equity Partners, L.P., and received shares from Whitney Equity Partners, L.P. in the July Distribution and the September Distribution. In addition, shares distributed to the General Partner were distributed to its members and in turn contributed by the members to WPI. Some of the shares received by WPI have been sold. As of September 20, 1999, WPI held 120,592 shares of Common Stock. Daniel
J. O'Brien is the sole managing member of WPI. Mr. O'Brien disclaims beneficial ownership of the shares of Common Stock held by WPI except to the extent of his proportionate interest therein.

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                  (d)      Not applicable.

                  (e) Effective September 20, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.

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                                    Signature

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1999


WHITNEY EQUITY PARTNERS, L.P.

By: J. H. Whitney Equity Partners, L.L.C.
            Its General Partner


           By: /s/ Daniel J. O'Brien
             -----------------------------
               Daniel J. O'Brien
               Member